CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

February 17, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Charlie Guidry, Staff Attorney
Dietrich King, Staff Attorney

Re:	DH Enchantment, Inc. (f/k/a Energy Management International Inc.)
Amendment No. 3 to Registration Statement on Form 10-12G
Filed on December 15, 2021
File No. 000-56322

Gentlemen:

On behalf of DH Enchantment, Inc. (f/k/a Energy Management International Inc. (the “Company” or “ENMI”), we are hereby responding to the comment letter dated January 31, 2022 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 3 to Form 10-12G filed December 15, 2021

Item 1. Business, page 1

1. Clearly disclose how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. For example, disclose, if true, that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We have amended the section entitled “Special Cautionary Notice Regarding Forward-Looking Statements” on page ii and of Item 1: Business on page 1 to incorporate the foregoing disclosures.

2. We note your disclosure in response to comment 3. Please expand the first paragraph on page 1 and elsewhere as applicable to disclose the basis for your statement that "Our Hong Kong subsidiary is currently not required to obtain permission from the Chinese authorities..." In addition, affirmatively disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future..

Response: We have amended the section entitled “Overview” of Item 1: Business on pages 1 and 2 to incorporate the foregoing disclosure.

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Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

February 16, 2022

3. Please expand the second paragraph on page 1 to provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your structure as a Nevada holding company with operations conducted through your wholly owned subsidiaries based in Hong Kong.

Response: We have amended the second paragraph to include cross references.

4. We note your response to comment 4. Please also specifically discuss in this section risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice."

Response: We have amended the fifth bullet point on page 3 to incorporate the foregoing disclosure.

5. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have incorporated the requested disclosures on page 2 of the registration statement.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We have amended the eleventh bullet point on page 3 to incorporate the requested disclosures.

Transfers of Cash to and from Our Subsidiaries, page 3

7. Please expand this discussion to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: We have amended our discussion in the section entitled Transfers of Cash to and from Our Subsidiaries on page 4 of the registration statement.

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Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

February 16, 2022

Item 1A. Risk Factors
Risks Related to Doing Business in Hong Kong, page 15

8. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note your current disclosure on page 16.

Response: We have included a new risk factor on page 16 entitled “The PRC government has significant oversight and discretion over the conduct of a Hong Kong company’s business operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, and may intervene with or influence our operations , may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless, as the government deems appropriate to further regulatory, political and societal goals.”

9. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review. We note your current disclosure on page 19.

Response: We have amended the risk factor on page 20 in entitled “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.”

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Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

February 16, 2022

The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board, page 17

10. We note your disclosure in response to comment 6 and your disclosure about the Holding Foreign Companies Accountable Act. Please expand to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act (emphasis added), which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We have amended the risk factor on page 18 entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.”

General

11. To the extent you make changes to your registration statement in response to the comments below, please make conforming changes, as applicable, to your periodic reports.

Response: We will make conforming changes in our periodic reports.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

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